MAILANDER LAW OFFICE, INC.

835 5th Avenue, Ste. 312

San Diego, California 92101

(619) 239-9034

August 10, 2011

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C. 20549-7010

ATTN:

 Mr. Ethan Horowitz, Mr. Robert Carroll

Re:

Mustang Geothermal Corp. (formerly Urex Energy Corp.)

Form 10-Q/A for the Quarter Ending December 31, 2010

Filed July 11, 2011

File No. 0-50191

Dear Mr. Horowitz and Mr. Carroll:

Following up on our communications regarding Mustang Geothermal Corp.’s Form 10-Q for the period ending December 31, 2010, as amended, what follows is text that the Registrant proposes to file in an amended Form 10-Q regarding its internal controls and procedures:

Disclosure Controls and Procedures

Management of the Company is responsible for maintaining disclosure controls and procedures over financial reporting that are designed to ensure that financial information required to be disclosed in the reports that the Company files or submits under the Securities Exchange Act of 1934 (the “Exchange Act”) is recorded, processed, summarized and reported within the timeframes specified in the Securities and Exchange Commission’s rules and forms, consistent with Items 307 and 308 of Regulation S-K.

In addition, the disclosure controls and procedures must ensure that such financial information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required financial and other required disclosures.

At the end of the period covered by this report, an evaluation of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13(a)-15(e) and 15(d)-15(e) of the Securities Exchange Act of 1934 (the “Exchange Act”) was carried out under the supervision of our Principal Executive Officer, Mr. Richard Bachman, and other persons carrying out similar review functions for the Company. Based on the evaluation of the Company’s disclosure controls and procedures, the Company originally concluded that as of the date our original Form 10-Q for the period covered by this report was filed on February 14, 2011, that such disclosure controls and procedures were considered practical and effective to provide reasonable assurances confirming that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. We also noted at that time that we had no significant changes in our internal controls over financial reporting that occurred for the period covered by the report that materially, or were reasonably likely to materially affect, our internal controls over financial reporting. At the time, we concluded that our disclosure controls and procedures were effective as of the end of the period covered by this quarterly report.

U.S. Securities and Exchange Commission

August 10, 2011

Subsequently, and in response to comments received from the Commission on February 2, 2011, the Company conducted additional and further reviews of its disclosure controls and procedures related to our Form 10-Q for the period covered by this report. In our annual report on Form 10-K for the year ended March 31, 2011 filed on May 9, 2011, we concluded: “disclosure controls and procedures were not completely effective to detect the misapplication of US GAAP standards. This was due to deficiencies that existed in the design or operation of the Company’s internal control over financial reporting that adversely affected the Company’s disclosure controls and that may be considered to be “material weaknesses.”

The Commission’s February 2, 2011 letter, and our policy of periodically reviewing and testing our internal controls over financial reporting, prompted our re-evaluation of our internal controls and procedures, which resulted in the above noted disclosure in our Form 10-K for the year ended March 31, 2011. Specifically, we reviewed and tested our accounting communications protocols and determined that they were inadequate to identify and prompt for our internal review our valuation of goodwill based upon the issuance of our common stock resulting from our purchase of Andean Geothermic Energy S.A.C.

In reviewing our accounting communications protocols, we identified certain weaknesses and/or deficiencies that included a breakdown of written communications between management, our accounting personnel and our independent public accountant. These breakdowns caused lapses in communication and misunderstandings that resulted in our goodwill valuation of our acquisition of Andean Geothermic-S.A.C. to be ultimately re-evaluated and amended to impair the goodwill resulting from the purchase in our Form 10-Q/Amendment 2 filed on July 11, 2011.

Further confusing matters was our own misapplication of Item 307 of Regulation S-K with respect to our amended discussion of disclosure controls and procedures over financial reporting contained in subsequent amendments to our Form 10-Q for the period covered by this report. We erroneously believed that filing amended Form 10-Q’s for this period would have effectively disclosed and updated previous disclosures related to management actions regarding disclosure controls and procedures over financial reporting.

Subsequently, we concluded that Item 307 of Regulation S-K specifies that amended filings relate back to the effective date of the filing regardless of any subsequent events or actions taken by management with regards to its internal disclosure controls and procedures as disclosed in amended filings. In our amended Form 10-Q filings for the period ending December 31, 2010, the Company undertook changes to the structure of its disclosure controls and procedures over financial reporting, specifically targeting its written communication protocols amongst management, accounting personnel and its auditor and other professionals involved in the process.

The Company continues to employ and refine a structure in which critical accounting policies, issues and estimates are identified, and together with other complex areas, are subject to multiple reviews by accounting personnel. The Company notes that it recently appointed, on or about April 8, 2011, Mr. Kevin J. Pikero as Chief Financial Officer and Principal Accounting Officer. Mr. Pikero is a licensed Certified Public Accountant with 33 years of accounting experience and provides accounting oversight and compliance for the Company. In addition, the Company changed its independent auditing firm and retained an independent financial consultant with expertise in accounting and accounting reporting compliance for public companies, who will independently evaluate and assess internal controls and procedures regarding the Company’s financial reporting, utilizing standards incorporating applicable portions of the Public Company Accounting Oversight Board’s 2009 Guidance for Smaller Public Companies in Auditing Internal Controls Over Financial Reporting as necessary and on an on-going basis.

The Company will continually enhance and test its year-end financial close process. Additionally, the Company’s management, under the control of its Chief Financial Officer and its independent financial consultants, will increase its review of its disclosure controls and procedures on an on-going basis. Finally, the Company plans to designate, in conjunction with its Chief Financial Officer, individuals responsible for identifying reportable developments and the process for resolving compliance issues related to them. The Company believes these actions will focus necessary attention and resources in its internal accounting functions.

U.S. Securities and Exchange Commission

August 10, 2011

Management’s Interim Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over its financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance to management and the board of directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions; (ii) provide reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; (iii) provide reasonable assurance that receipts and expenditures of company assets are made in accordance with management authorization; and (iv) provide reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect every misstatement. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions may occur or the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. This assessment is based on the criteria for effective internal control described in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management concluded that our internal control over financial reporting as of December 31, 2010 was, with the exception noted above, effective in the specific areas described in the “Disclosure Controls and Procedures” section above.

Sincerely yours,

MAILANDER LAW OFFICE, INC.

/s/ Tad Mailander

Tad Mailander

cc:  Richard Bachman